

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mail Stop 3720

October 30, 2008

<u>**Via U.S. Mail and Fax**</u>

Reuben Joseph September, Chief Executive Officer
Telekom SA Limited
Telkom Towers North
152 Proes Street
Pretoria 0002
The Republic of South Africa, 0002

     Re: **Telekom SA Limited**
             Form 20-F for the year ended March 31, 2007
             Filed on July 21, 2008 and amended on October 23, 2008
             File No. 1-31609

Dear Mr. September:

       We have completed our review of the above filing and do not, at this time, have any further comments.

                       Sincerely,

                       Larry Spirgel
                       Assistant Director